Exhibit 99.3

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q1 2023 Magna International Inc Earnings Call EVENT DATE/TIME: MAY 05, 2023 / 12:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director CONFERENCE CALL PARTICIPANTS Adam Michael Jonas Morgan Stanley, Research Division - MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Dan Levy Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst Michael Glen Michael W. Glen Raymond James Ltd., Research Division - Director Peter Sklar BMO Capital Markets Equity Research - Consumer Analyst PRESENTATION Operator Greetings, and welcome to the Q1 2023 Results Call. (Operator Instructions). As a reminder, today's call is being recorded Friday, May 5, 2023. Now I would like to turn the conference over now to Louis Tonelli, VP, Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc . - VP of IR Thanks, Tommy . Hello, everyone, and welcome to our conference call covering our first quarter 2023 . Joining me today are Swamy Kotagiri and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for the first quarter of ' 23 . We issued a press release this morning outlining our results . You'll find the press release today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties and which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in our presentation that relates to our commentary today . And with that, I'll pass the call over to Swamy . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Louis, and good morning, everyone . I appreciate you joining our call today, and let me jump right in . There are some notable takeaways to highlight before getting into some of the details . Organic sales grew by 15% , outperforming weighted production by 8 % driven by growth across our portfolio . Our strong Q 1 operating performance reflects strong earnings on higher organic sales . We are raising the lower end of our adjusted EBIT outlook by 60 basis points based on the strength of these results and targeted actions to reduce expenses and optimize our cost structure . We are highly focused on executing our strategy and remain confident in our ability to meet our long - term growth and margin outlook . Given our sales growth of about $ 8 billion in the next 3 years, particularly on new program launches, we are investing in the business and expect CapEx to sales ratio to normalize by 2025 . Our CapEx outlook is unchanged at for 2023 . In the quarter, we issued 1 . 6 billion of debt to finance our pending acquisition of Veoneer Active Safety and we plan to be back in our target leverage range by the end of 2024 . And our successful debt offering was done while maintaining our investment grade rating and strong investor interest despite a challenging market environment for debt issuance in Q 1 . As you all know, our global economy continued to experience some interlocking challenges, including higher inflation rising interest rates, geopolitical risks and slowing economic growth, which continue to have an impact on our industry . We have remained focused on driving operational improvements working with our customers to recover inflationary costs and executing on our strategy to deliver long - term value . Let me share some of these specific operational improvements and where we have intensified our actions, giving us confidence in achieving not only this year's outlook, but our plans beyond 2023 . We have undertaken a number of actions to mitigate the short and midterm macroeconomic pressure we are facing, including the consolidation and restructuring of some corporate functions, manufacturing footprint optimization and repricing of some programs that are underperforming our expectations . At the same time, we have and continue to intensify actions that are core to our daily business, including automation activities . In fact, about 15 % additional productivity has been identified, including a possible 120 automation installations over and above the planned 70 , all to be completed within the year . Additionally, our corporate enterprise - wide global purchasing initiative that started last year is helping reduce direct component pricing, freight optimization and overall supplier management, among other things . We are starting to see traction here . And finally, smart factory initiatives with a digital ecosystem implementation, which include leading indicators, analytics and higher levels of automation, all aimed at achieving higher productivity levels are all well underway . We expect these initiatives to help us achieve our 2023 outlook and will be key to expanding long - term margins . Now looking at our sales in Megatrend Areas that are increasing per our plan . Sales for these product areas were just under $ 1 billion combined last year . And are expected to roughly double to just under 2 billion this year, double again by 2025 and be up to 7 billion by 2027 . These products have a sales CAGR of around 50 % in the period from 2022 to 2027 . The pending acquisition of Veoneer is expected to add meaningful growth on top of that . As the sales growth continues, our roughly 900 million of engineering spending in these areas is expected to be relatively flat over our outlook period . Given that these product areas are reaching an inflection point, and we are beginning to leverage our engineering spend to the point where we expect these businesses to be profitable by 2025 . We recently announced a few key product wins contributing to our growth in these areas, including CLEARVIEW Vision Systems on the Ram 2500 and 3500 heavy - duty models battery enclosures business on General Motors, EV pickups and SUVs and eDrive systems for a Europe - based global premium OEM, just to name a few . We are expecting overall growth for Magna of around $ 8 billion from 2022 to 2025 . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

This is partially driven by the record business awards we achieved in ' 22 , which were 30 % above our 5 - year average . This high - growth cycle is driving the near - term capital investment . Our CapEx to sales ratio is expected to decline to historical levels of low to mid - 4 s by 2025 . Just as a reference point, we exceeded a 5 % threshold during other periods of growth in 2016 and ' 17 . More than $ 1 billion of our expected capital investment over the next 3 years, including about 500 million this year alone is to build on a strong position in battery enclosures . A market position that we believe we can maintain over the long term and generate strong returns from investments across multiple program life cycles . And it's important to point out that we continue to win business across our core product areas as well, including seed complete assemblies on GM's EV pickup trucks at Orion Assembly engineering and complete vehicle assembly for INEOS, automotive offload EV and smart access power door systems on a Ferrari program . Lastly, before I pass the call over to Pat reflected in our ongoing commitment to operational excellence is the recognition we received from our customers . Typically, Magna receives more than 100 launch and quality awards from various global automakers around the world each year . Most recently, General Motors recognized Magna with a total of 8 awards . Seven supplier of the year awards and on overdrive award . We were one of only 2 suppliers to win both awards and the only supplier to win 6 or more in a given year, and we have done it for 3 consecutive years . With that, I'll pass the call over to Pat . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . As Swamy indicated, we delivered strong first quarter results coming in ahead of our expectations . Now comparing the first quarter of 2023 to the first quarter of 2022 . The consolidated sales were 10 . 7 billion, up 11 % compared to a 3 % increase in global light vehicle production . EBIT was 437 million . While EBIT declined 120 basis points to 4 . 1% , it was up 40 basis points from the fourth quarter of 2022 . Adjusted EPS came in at $ 1 . 1 down 13 % year - over - year, in part due to a lower tax rate last year . And free cash flow used in the quarter was 279 million compared to 99 million in the first quarter of 2022 and in part reflecting higher capital spending to support our strong growth . During the quarter, we paid dividends of 132 million and we are raising our sales outlook as well as the low end of our EBIT margin range . Let me take you through some of the details . North American light vehicle production was up 8 % and Europe was up 7% , while production in China declined 5% , netting a 3 % increase in global production . Our consolidated sales were 10 . 7 billion, up 11 % over the first quarter of 2022 . On an organic basis, our sales increased 15 % year - over - year for an 8 % growth over market in the first quarter or 5 % growth over market, excluding complete vehicles . The increase was primarily due to higher global vehicle production and complete vehicle assembly volumes, the launch of new programs and price increases to recover certain higher input costs . These were partially offset by the impact of foreign currency translation, lower sales due to the substantial idling of our operations in Russia, net divestitures and normal course customer price givebacks . Adjusted EBIT was 437 million and adjusted EBIT margin was 4 . 1 % compared to 5 . 3 % in Q 1 2022 . The lower EBIT percent in the quarter reflects about 80 basis points of nonrecurring items . The most significant of which relates to lower net favorable commercial items and a warranty accrual . About 70 basis points of operational items, including inefficiencies at a BES facility in Europe, which we highlighted beginning in Q 2 of last year, which impacted us by about 40 basis points in Q 1 and higher program - related engineering spend and launch costs . Partially offset by productivity and efficiency improvements at certain facilities . In addition, higher net input costs impacted us by about 60 basis points . These items were partially offset by earnings on higher sales and higher equity income . Interest expense declined slightly, reflecting a make - whole payment made last year to early redeem debt as well as increased interest income earned due to higher current rates . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Our adjusted income tax rate came in at 21 . 6% , largely in line with our 2023 expectations but higher than Q 1 of last year . Net income attributable to Magna was 319 million compared to 383 million in Q 1 2022 , reflecting lower EBIT and higher tax rate, partially offset by lower interest expense and minority interest . Adjusted - - diluted EPS was $ 1 . 11 compared to $ 1 . 28 last year . The decrease is the result of lower net income, partially offset by fewer shares outstanding . The reduced number of shares outstanding primarily reflects the impact of share repurchases during or subsequent to Q 1 of 2022 . Turning to a review of our cash flows and investment activities . In the first quarter of 2023 , we generated 568 million of cash from operations before changes in working capital while we invested 341 million in working capital . Investment activities in the quarter included 424 million for fixed assets and a 101 million increase in investments other assets and intangibles . The 424 million in CapEx was higher than 238 million in Q 1 of last year due to additional investments we are making in our business to support growth . Overall, we used free cash flow of 279 million in Q 1 . We also paid 132 million in dividends in the quarter . Our balance sheet continues to be strong . At the end of Q 1 , we had 5 . 9 billion in liquidity, including over 2 . 4 billion in cash . We completed several debt transactions this past quarter . This debt will be used primarily to fund the acquisition of Veoneer Active Safety, our capital spending program included in Megatrend Areas and to refinance our euro debt set to mature this year . Currently, our adjusted debt to adjusted EBITDA is 2 . 19 x . Excluding cash we are holding to pay down our euro debt, our ratio is 2 x . As Swamy said earlier, we anticipate a return to our target leverage ratio of 1 to 1 . 5 x by the end of next year . Next, I will cover our updated outlook, which incorporates slightly higher - than - expected vehicle production in both North America and Europe as a result of better production in Q 1 . Our assumption for production in China is unchanged from our previous outlook . We also assume exchange rates and our outlook will approximate recent rates . We now expect a stronger euro and slightly lower Canadian dollar for 2023 and relative to our previous outlook . We are increasing our expected sales range, largely reflecting the higher North American and European production in Q 1 as well as the higher euro . We are increasing the bottom end of our adjusted EBIT margin range ; we are now at 4 . 7 % to 5 . 1% . As Swamy indicated, the increase reflects our better - than - expected Q 1 and actions undertaken to reduce expenses and optimize our cost structure, partially offset by an increase in launch - related spending for 2023 . As a result of increasing the ranges for our sales and the low end of adjusted EBIT margin, we're also raising our range for net income (inaudible) to Magna . And our interest expense, equity income, tax rate capital spending and free cash flow expectations are all unchanged from our last outlook . In summary, we had a strong operating performance in the first quarter . Once again, we outgrew our end markets by 8 % on a consolidated basis and 5 % excluding complete vehicles . We're taking additional steps to reduce our expenses, optimize our cost structure and improved margins . As a result of our strong Q 1 and incremental cost optimization actions, we are raising the low end of our EBIT margin outlook expectations for the year . We are determined to deliver on our outlook, but recognize there's plenty of work ahead, particularly with respect to input cost recoveries from our customers . We are laser - focused on execution . Finally, we expect to close the Veoneer Active Safety transaction in the second quarter and remain highly focused on the integration of this business . Thank you for your attention, and we'll be happy to answer your questions . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

QUESTIONS AND ANSWERS Operator Thank you very much . (Operator Instructions) One moment, please, for your first question . And we'll get to our first question on the line from John Murphy with Bank of America . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst I just wanted to touch on Slide 10 and battery enclosures specifically, -- as we look at this -- you're talking about having the battery closures for all of GM's EV trucks . I'm just curious, could that go beyond trucks to the Ultium platform more broadly -- and then also, should we be thinking about this battery and closure business on the truck specifically or maybe even more widely similar to what you did on the hydro frames for GM back in 98 , 99 changeover and that may be somewhat of a similar opportunity to be sole sourced and have a very large profitable business with great returns . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, this is Swamy . I think you kind of hit on some of the key points . The battery enclosures business is a product line that is not restricted to SUVs and trucks . That's where we have a lot of the traction right now, but should be an applicable product . Do any BV -- that has different versions of the battery enclosures, right, and any material . The key that we are excited about in this product line is the existing product, process and asset base that we have and the capabilities of different materials, different processing technology that we are able to bring and do what's right for the product . So we actually see proliferation of this product line across any BV . And to your second point, if you just look at the investment that we're making, like we did in the frame business in the mid - to late ' 90 s . We see this as multiple program lives . And once we have the investment in place, incremental returns and margins because we actually see this as a multi - life cycle awards going forward with the expertise that we have . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst That's helpful . And then a second question on the short term here on schedules . It sounds like things normalized quite a bit in the first quarter and continue to do so in the second quarter and hopefully for the remainder of the year . How much of an impact did that have in the quarter improving the margin sequentially? Because it seems like a lot changed here from the fourth quarter . And fourth quarter was still plagued with a lot of uncertainty and volatility and schedules . I mean how big a deal did that play in the quarter sequentially? And how should we think about that going forward Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO John, it's Pat . When you look at the schedule volatility, we've been guiding that we expect improvements as we progress throughout the year . We did still -- we're still experiencing some volatility as we come through from Q 4 to Q 1 . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

The improvements weren't where we hope they would be . So we're still seeing some volatility in our schedules . But what we've seen more recently in April, we're starting to see some settling . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So I think, Pat, maybe to add, as you said, we continue to see the volatility, but we have taken a lot of initiatives internally and also some collaborative discussions with the customers to have a little bit more visibility beyond the normal time . Even looking into February and March, we saw a lot of start - stops. But better communication, as an example, with some customers, we did not run - on weekends, working together and figuring out how to minimize some of the inefficiency that were caused by start - stops . But moving from March to April, we are starting to see a little bit of improvement, but looking forward to that stability, John . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, higher input costs on the raw side . but then labor, energy and logistics . I'm just curious, Pat, as you think about the -- as we work through the year, you're talking about recoveries in commercial settlements to get some of these costs back . I mean how should we think about the buckets of raws, particularly on steel, labor, energy and logistics? And how successful do you think you're going to be on a sort of a net -- gross and maybe net basis? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO What we're seeing right now, what we're projecting for the year, John, related to the various buckets . From when we started the year, we've seen energy curves on a go - forward basis come off . We've had strong success on energy recovery. So the pull - through into our margin improvement isn't 100% just on the reductions. We've also -- we've talked in the past as well as we do have some hedging programs related to energy to secure supply and partial hedges . When you look at the steel piece -- steel is up relative to our expectations in February . A lot of the steel when you get to this point of the year, John has already purchased and locked in for the full year. So a lot of the -- the hit on that is not flowing through. The flip side is we actually see a benefit on scrap steel, which is repriced month - to - month. So we do have -- when you look at our outlook, we do have a benefit of about $ 20 million from our previous 50 of scrap headwinds, so we're down to 30% . And then on the labor, we haven't really seen much of a change on labor assumptions because those rates are locked in at the beginning of the year . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst But the ability to get recovery on labor at this point? I mean with the automaker customers ; I mean how are you seeing there? Are you able to go to them and say, listen, we're getting more labor inflation, potentially logistics inflation . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

And can you get recoveries? Or do you feel like sort of you're at the level of steel right now where it's locked in for the year and it's a 2024 discussion? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director It's not locked in, John. The discussions continue not just even for '23 and '24, but back into '22. As you know, we always offset the normal inflation with the productivity improvements and so on. But with the, call it, the abnormal inflation that we had either in Mexico or in Europe, where based on the regular contractuals, we were looking at 7.5% to 9% in some areas, wage inflation. So we are in discussions with the customers on, call it, above normal. But it's not as discrete as to say this is labor, this is commodity. We are holistically looking at it to say this is the normal world. This is where we are including some of the inefficiencies that are caused by the customers on the start stop . So a lot of tough discussions, but I would say, constructive making progress in the first quarter and hope to make more and record some of the ongoing recoveries in beyond the first quarter. Operator We'll proceed with our next question on the line is from Adam Jonas with Morgan Stanley . Adam Michael Jonas - Morgan Stanley, Research Division - MD So I just wanted you to comment on the changing environment. It just seems like from the last -- the end of last year to now has been a really pretty sharp change in supply and demand in EVs, like really narrative changing. I mean you got Tesla who seems to be willing to run the business at a loss potentially and kind of really signs of an oversaturated market in China. I'm just wondering from your lens; do you think that business as usual and expected? Or do you think that the narrative shift is significant enough for something to change in your strategy over the next 2 or 3 years? How nimble are you staying? And then I have a follow - up. Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director We have to stay nimble, or we don't survive in this industry . We always talked in our product strategy of how do you get as modular and as callable as possible even in the perspective of manufacturing processes, the same thing applies, right? How do you have scalable modules? How do you plan lines in such a way that you can have some amount of flex its obviously does not have an infinite amount of flexibility to volumes . And some of it is the terms that you have with the customers in terms of volume take rates and what you put in fixed assets and dedicated assets versus being able to move from one to the other . Just generally, in terms of the products, we are very focused on what we think we can address and how do we address even whether TV or not in our eDrive platform . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

We look at -- let's say, here is the low here is the mid - tiers of mid - plus do we address the internal market in all segments, not really . We are looking at the platforms before we take the business and risk adjusted to the volumes that are being assumed . And in some cases, there are platforms where you have both organs, right? As an example, in our transmission and DCTs, we have the DCTs and the hybrid and the edrives . So there is some amount of hedge there doesn't work through in all platforms, all products . Yes, it's a lot of moving pieces, but it's -- we continue to look at that . I wouldn't say we are perfect and there is no risk . Adam Michael Jonas - Morgan Stanley, Research Division - MD Okay . And then my follow - up is just specifically on the Chinese OEMs, particularly the more aggressive ones in the export market, BYD and Geely . It seems there's a directive from Beijing for the Chinese domestics to go forth, right? I believe you -- I seem to remember you recommended a book about 12 th or 13 th century -- events that also kind of maybe seemed relevant in terms of just how the industry is evolving, Swamy . So tell us what your exposure is . Are you adequately proportionally contented on those more aggressively expanding EV Chinese names . Does - - or does that represent a potential global CPV atrophy for you? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director I don't think there is an atrophy at this point as I look at the business . We have -- I would say we are more indexed in North America and Europe as the primary market, Adam . But we do have presence with the global OEMs in China, but also the Chinese OEMs in China, as an example, the ones that you mentioned, BYD , Chile and others . I could not comment with full conviction whether it's -- I would say it's a normal content growing with them . I don't know whether it would be equal to the average that we have in Europe or North America . But I think whether - - first thing, right, we are very focused on manufacturing for the OEMs locally and not just moving things from one region to the other, producing and one going to the other . Second one, I think we just look at the region, look at the platform and the OEM and the program itself in terms of risk adjustment to put hurdles on our financials before we go through it . That framework is pretty much applied to all programs that we look at . Operator We'll get to our next question on the line is from Peter Sklar with BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Looking at the vehicle assembly segment, Steyr . It seemed to perform well during the quarter, both in terms of revenues and margins and the profits you generated there . Can you just talk a little bit about the context of what's going on? Because I believe the BMW X 5 was ramping down and the Fisker Ocean was ramping up, and there was the possibility you might have had quite a bit of disruption at the facility during the quarter, which was negatively impacted results . So -- can you just talk a little bit how things are unfolding at Styer. MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes . Peter . So I think we were really satisfied with our Steyr performance in Q 1 . What we did see was volumes come in above expectations for the quarter . And the mix on those volume increases were positive . Just one point of clarification . The vehicle that is ending in tire is the BMW 5 Series, not the X 5 . And that's ramping down in the Q 3 , Q 4 of this year . So it's still running at this point in time . We did have sales outperformance in Steyr in the quarter, but, also we're still seeing some strength in the back half of the year . They did have some engineering margins come through as they settled some contracts related to the accounting . But those are the big factors driving that . And they're still focused on turning over the plant and ramping hard as they come up in the back half of the year . Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst And when is the Fisker Ocean ramping up? Louis Tonelli - Magna International Inc. - VP of IR Correct. Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Sorry, when Pat? In the second half as the 5 Series ramps down? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Correct. That's when you go to the launch a heavy ramp as we move on forward from this point, but it will be that timing. Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Okay . Pat, on another question on, as I recall, on the fourth quarter conference call, management indicated that you expected Q 1 results to be weaker than Q 4 , but we got the opposite where Q 1 results were actually stronger than Q 4 . So can you talk about like what changed in the business since you initially provided that viewpoint for a weaker Q1. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO And I think foremost, it was volume. So if you look at volume expectations, our expectations were relatively in line with IHS. And when you look at that, you're approximately 300 , 000 , 330 , 000 units up from those expectations . So our sales were higher than we had expected the up strong . We had strong pull - through on those sales . And we see strong pull through . It's a lot of things and it's easy to say you just have a pull through, but there's a whole bunch of operational excellence you need to have those posters coming at a strong margin . And we really executed that in the first quarter . That was really the big driver . And -- when you look at the big drop from Q 4 to Q 1 , the expectation was, and it did exist was the customer recoveries are going to be back half of the year incurred . So if you look last year Q4, we had strong MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

recoveries in Q1. We're tracking. We're pushing hard . We've had really good traction and agreements already, but it's definitely below the Q 4 level -- but in line with our expectations we performed . Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Okay . And then just lastly, on the body and exteriors plant in Europe where you've been having the difficulties, I believe it's financial performance has gotten worse quarter - over - quarter . I think you said on this call, negatively impacted margins by 40 basis points . And correct me if I'm wrong, but I think you said for Q 4 had a negative impact of 25 basis points . So can you just kind of summarize what's going on at that plant and what the outlook is for improvement? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Peter this is Swamy . The last time I communicated the planned performance is going to be eliminating all losses by end 2024 . We are on track for that, just a little bit of clarification . When we talked about the performance, what Pat was doing is comparing to Q 1 ' 2 2 to this quarter ' 2 3 comparison . And as I said, the real issue started in the second quarter of ' 22 . So therefore, it looks worse in comparison to that quarter . But if you look at the progress . As we have indicated, there is a little bit of puts and takes here and there, but we are on track for 2023 and getting to eliminating glasses by 2024 . So I would say we are in good shape . Operator We'll get our next question on the line is from Tom Narayan with RBC Unidentified Analyst I had a follow - up actually on the last question. On complete vehicle. I understand the strength in the quarter. But curious, I guess, why you're guiding for the margins to come down, I guess, for the remainder of the year? Were there specific things that maybe in that segment that benefited that are isolated in Q 1 ? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO When we look at the guide from -- as we exited ' 22 coming into ' 23 , Peter touched on a couple of them . Tom, # 1 was we are expecting a big change over that facility . So what you're seeing is the [xthoughts] I'm seeing that -- the 5 Series is coming to an end, and then we're in the middle of launching or ramping up the Fisker . And so a couple of things what's happening as you get closer to a launch of a vehicle, you your launch costs and your cost incurred increased significantly disproportionately, I would say, as you get closer to SOP . That's one . Two, as you're just missing contribution margin, while that 5 Series then there's a gap in production . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Three, when you had 2022 , we had some licensing income related to platform sales or licensing's on certain technology we had . That amortization is an accounting issue is coming to an end . And then finally, we had some strong engineering margins in 2022 . And then finally, we have energy headwinds and labor headwinds in the business for ' 23 . So those are the 5 or 6 big buckets driving the guide down for ' 23 . Unidentified Analyst Okay . And then maybe kind of similar to that Power & Vision you're guiding for that to upshift in the remainder of the year . Just curious as to maybe what's behind that? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . So when you look at the really, what's happening in that is we're seeing some sales growth in the back half of the year related to year - over - year, we're seeing -- sorry, not the back half of the year . Year - over - year, we're seeing strength in it -- what we're seeing in this product, particularly as we uptick it is some of the sorry, lost my train out there . We're seeing strong pull - through on some of the sales . The flip side to that is the dow n as we came into ' 2 3 was we do have engineering spend in that product area related to those - - some new technologies that we're launching . That's a drive . But this group is really benefiting from a lot of the operational excellence activities that Swamy was talking about previously . And we expect to execute those as we go into -- they're in plan now they're being executed. We're going to benefit from those . The other thing, Tom, to be aware of -- we did have the warranty item in Q 1 of this 2023 , and those tend to be lumpy . And when you look at our history, we're going to run warranty between [ 1 , 1 . 25 ] lumpy, it's probably going to normalize for the full year in that traditional historical range . So that warranty drops off, operational execution drives margins for the rest of the year. Unidentified Analyst I see. Okay. And lastly, on the disclosures on Veoneer, -- just curious what kind of information we'll get on that profitability, et cetera? Or are we going to get that on earnings? Or how should we think about that? That's something that a lot of folks are eagerly anticipating. Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director We -- as Pat mentioned, we are on track to be able to close midyear as we get close . Our intent is to be able to give revised 2023 outlook, including Veoneer when we come to our next earnings call in August . And we are even contemplating a couple of weeks out after the earnings call to have an investor update, where we can give a little bit more color . So that's where I think we can talk through . We've been talking about our ADAS growth and programs and so on and so forth . We can give some more color on that once the closing is done . First, in the earnings call, followed a couple of weeks later, where we can talk in general overall . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator We'll proceed with our next question on the line is from Itay Michaeli from Citi. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector Just 2 questions for me . First for Pat . Maybe just talk through how we should think about the cadence of total company margins the rest of the year, as well as complete vehicle segment? And then second, for Swamy, maybe back to ADAS . I was hoping you could just provide an update on kind of the overall booking environment, the competitive environment and then any progress both on the imaging radar side and driver monitoring as well? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Just as far as the margin profile as we go through the year, what we're -- our expectation from our outlook from February really hasn't changed. Our expectations is that as we progress through the year, we expect to have margin expansion driven by -- we have sales, we have launches getting behind us . and then the customer recoveries . And then as well, what we have is you start to get scale on a lot of these automation and other optimization projects . So our view, we don't give quarterly guidance, but we expect positive margin improvement as we go quarter - to - quarter. In the case of Steyr, you're going to have a [low end] -- I don't want to get into too much detail, but just as we go through the quarter, you have a low again, because of missing the contribution on sales and that launch costs as we get closer to fully ramping that vehicle . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director And Itay, on the question of the ADAS, I think we talked about the CAGR over the business plan period, we continue to track that as we go through from a portfolio perspective, the digital radar has been launched or is launching in one of the programs . We continue to have conversations with other customers 2 or 3 actively going through that technology coming into production or into more programs. As we sit here and look at it, we continue to track the plant that we put in place for the planned period. So we take the market. We continue to make progress to hit the plan that we have in place. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector Terrific. That's very helpful. Operator We'll get to our next question on the line is from Colin Langan with Wells Fargo. MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst If I recall the original guidance, I think you had about 150 of input headwinds, which sounds like that's modestly improved to about 130 -- you had the 70 million of the nonrecurrence of some warranty and provisions . And I believe there's like 170 million of sort of nonrecurrence of favorable commercial settlements in the initial guide . Can you just sort of provide color on what are those settlements with sort of normal? How are they trending in Q 1 ? And are you still expecting sort of that year - over - year drag this year? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director So I think just to hit one by one . The 150 that you're talking about was the inflation headwind that we talked about, 50 of that was crap related . And as Pat mentioned, we're looking at 50 to be 30 , so it's a pickup of 20 . The other 100 goes related to the incremental inflation headwind in 2023 . And as I talked, we are looking at offsetting that or continuing to look at ways to mitigate that with operational improvements, customer recoveries and hopefully, the trend of the energy and commodities and other things, if they go in the right direction . It helps us reduce the risk of recovery . And that's the reason for our increase in the lower end of the margin . You talked about the commercial settlements . They're really not inflation related . For example, when changes the programs, scope or shuts down a plant . Those are the type of discussions we have to get those recoveries and they cannot be linearly predicted as you can imagine, right? So we had some of those in the last year . And we obviously cannot plan for such things this year . And for the visibility that we had, we said we don't see the same magnitude of commercial settlements this year . And therefore, the variance is going to be compared to last year to this year, the settlements would be lesser and therefore, has a negative impact overall . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Got it . I mean is sort of the 170 the right range of the help last year that you're not expecting to reoccur -- it seems kind of large I was sort of looking at the numbers . Louis Tonelli - Magna International Inc . - VP of IR Yes, it hasn't changed that much -- versus (inaudible) versus our look . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay . Got it . I just want to follow up in the disclosures, it says there's 450 of balance sheet exposure related to EV start - ups like this in current Q 1 . It's actually up from about 400 in the annual report . How should we think about this exposure over time? And how are you thinking about counterparty risk with these sort of newer EV start - ups, particularly as I believe you're exploring adding capacity in North America . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO When we think about that, that we're tracking new entrants, right? So that exposure, you talked about -- I should call it exposure . Our balance sheet amounts related to programs that we're launching with new entrants . It's a combination of working capital, fixed assets, other assets . That number grew in the first quarter, and it's primarily as you're investing for program launches, that number will increase, whether it's for tooling and engineering and a big portion of that is paid prior to launch . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

So that number is going to bounce up and down just as we go throughout the year . As far as when we think about EVs and doing work with them, I think Swamy spoke earlier on Adam's question regarding Chinese new entrants . When we look at them, we think of appropriate risk return investment returns for these programs . We're obviously -- we have to have a business case . We have to have it on appropriate commercial terms . And at that point, we make it a decision whether we invest or not . But we're always cautious more so than with our traditional customers . That being said, we have a 450 on our balance sheet . Out of a 20 billion asset base, right? So we're still close to 90 % with 8 customers . So just for a little perspective as well . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director And just to clarify even further, Pat, on the topic of our plants for North America . It's not really plans . It is from a road map to say that we are open to look at footprint in North America, but we always said it has to be multi - life programs and risk adjusted and so on . It's just more openness rather than say that we have a definite plan . Operator I will proceed with our next question on the line is from Dan Levy with Barclays . Dan Levy I know you discussed that some of the pace of disruption is lightening . Maybe you can give us a sense of what type of incremental margins we should be expecting as the pace of disruption continues to dissipate? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Then you said disruptions in what -- sorry, I didn't get catch the word ... Dan Levy Production disruption . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . The production disruptions or start stop where we have a release and then it changes either on volumes, right, or the tapes and so on . And as you can imagine, that leads to a lot of inefficiency of planning, track labor and so on and so forth . So we've been working with the customers very collaboratively and they come back and starting to give us longer visibility or finding a way to redo the production schedules . As an example, with one of our customers . We figured out a way not to work on weekends so that there is no premium cost . So a lot of that is internal initiatives for us to figure out how to address that inefficiencies, and we've been able to do that . But still, the customers are coming to the table to figure out, like I said, give us better visibility, figure out a way to hit the volumes the way we can do it without too much cost . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

With that said, we looked at the downtime hours in February was not a lot better than what we saw in Q4. But if you go in from March to April, we are starting to see a little bit of improvement, and that's cost due to semiconductors or some other supply chain constraints and customers managing their product lines and so on . Dan Levy And the type of incremental margins we might expect as some of these pressures dissipate. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Dan, when you think about the margins, it's obviously going to vary by segment . So we usually do more of a bottoms - up type margin analysis . I think when you go through those -- the historical pull - throughs our incrementals should be what we've seen historically . The one caveat I would have though is when you look at a lot of this growth that's coming and where you do require new facilities, you're not getting a full pull - through where you're going from 2 shifts to 3 and you're absorbing fixed costs . So you do have -- on some of the new facilities, a lower more not necessarily contribution margin, more of an EBIT margin pull - through. Dan Levy Okay . And then I just want to follow up on the prior commentary you gave on cost actions . And maybe repricing the contracts, what type of visibility you have, what the magnitude of those benefits might be? And just general tone and tenor of how much low - hanging fruit there is to improve? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Dan, I wouldn't be able to categorize how much specifically on the program repricing . This is a hygiene issue, as I would say, going through operations and looking at every little detail we kind of looked at the management SG&A, engineering consolidation restructuring of plans . We looked at accelerating some of the restructuring activities that we already had in the plan and the outlook and how do we pull forward some of those things . And as part of this process where the terms we're there. We looked at some of the -- or not some pretty much across to see each of the programs where we had contractually ways to look at repricing, right, or programs that were not meeting our expectations in terms of profitability, margins and returns . We looked at, as I said, automation and a whole bunch of productivity improvements that we're going through, and that was the reason for us to talk about incremental margins going from 23 to 25 . We've been able to pull forward some of those things . We talked about the purchasing initiative . We are looking at freight optimization, looked at some analytics data . We're working with our Tier 2 suppliers. So it's a whole bunch of activities that are adding it's bits and bytes, but that's how you chip away. MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

There is not one big magic one that is contributing to a lump sum here . It's just grinding away at every detail . Dan Levy And it's not a footprint issue, correct? It's not an issue, I would say, in a place like Europe where the LVP is lower than capacity . We're not talking about footprint actions necessarily correct . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director No, it's not a foundation for praise . It's just optimizing every little thing that we have and rebalancing, but it's not a foundational footprint issue, no . Operator Our next question on the line is from Michael Glen with Raymond James . Michael W . Glen - Raymond James Ltd . , Research Division - Director So I want to circle back to something I talked about earlier . As we think about these OEMs launching these EVs and they seem to be fairly aggressively targeting a path to breakeven on these EV programs, like to what degree -- and you're putting up capital to participate on these programs, like to what degree are they going to be able to come back on you and put additional pressure on you to help them in their motivations to reach breakeven? Is there any pricing risk? So like how do you characterize the pricing risk in the EV programs? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director It's a normal course of action, Michael . We have already pricing discussions on productivity and givebacks and so on and so forth . You can have the product and being able to bring value to them, that's how we get the products . I mean there's always going to be conversations, but we are looking for what we have in our framework to meet our margin and returns profile just like they do, we have our shareholders . So I think it's going to be an ongoing discussion . We have to look at bringing value with the product and process and innovations that we have . We don't see anything beyond that, and we will know how to entertain that . I mean we have to do the business . We have to ... Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Great. And Michael, just for perspective, these are long - term contracts. They're not subject to annual repricing and it cuts both ways. So these are -- we're entering to with significant investments under long - term contracts. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director And most of our customers, we have strategic relationships . It's not just a tactical discussion . It's a long term, and it spreads across so many product areas . So I think we do have an advantage there . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Michael Glen Okay. And then on the other side of this, you have all of these legacy platforms that are facing some degree of volume decline, structural volume decline over time . So how do you view what happens with margins in those programs as we think out beyond 2025? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think we have to look overall, right? So when you talk about programs, there is a certain aspect, which is of the asset that is not dedicated to the program like a press or an extrusion so on and so forth or a machine center or in motor -- but if you look at the assembly line that might be dedicated to a specific program, and that's where we have to think and make judgments on how do you put the flexibility in so that we can use certain parts of the assets in one versus the other . We've always talked about, as an example, a large part of the assets and capital that we have in our transmission and all - wheel drive business also applies to do the product in the eDrive business, not all of it, but a significant part. So we have to have the discipline to figure where we put capital and how relevant is it going forward for the products for the car of the future. So it's a very thorough exercise that we go through. Michael Glen Okay . And just one more for me . Can you just -- in Power's Vision, there was the majority of the other charges were in that segment . Can you provide a better description of what the action was taken there on the restructuring? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think the 2 charges that you might have seen. One was the warranty reserve that Pat talked about and the other one was the engineering spend that we had on a couple of programs. right? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I agree . And I think -- and Michael, if you're referring to the actions taken regarding restructurings . Those were in the MML space . And it's -- I would call it 2 buckets . One is (inaudible) . So if you look at the restructuring we took in the quarter, some of it was we have some consolidations . And we're adapting, we're not static . We're looking at our portfolio . We're looking out far way further than our outlook period, and we're taking actions to consolidate our footprint, become more efficient . And then the other piece that came through was we did have internal restructuring that drove costs related to management reorg, and that's driving further cost optimization as Swamy had talked about earlier. Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst And the payback is with a strong payback . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator And Mr. Kotagiri, there are no further questions at this time. I'll now turn the call back to you for any closing remarks. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thanks, Swamy, and thanks, everyone, for listening in today. I'm happy with the progress in the first quarter, but a lot of work ahead of us. It's just the beginning, and we feel confident with our progress and in our long - term strategy. Thanks. Have a great day. Operator Thank you very much. And that does conclude the conference call for today. We thank you for your participation as you disconnect your lines. Have a good day, one. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2023 , Refinitiv . All Rights Reserved . MAY 05, 2023 / 12:00PM, MG.TO - Q1 2023 Magna International Inc Earnings Call 19 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.